Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

May 11, 2004
Our ref. No. PI 045

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Impairment Losses of Property and Equipment

- Change in Unit Stock

- Stock Options (Stock Acquisition Rights)"

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 5/17

Translation of report filed with the Tokyo Stock Exchange on May 11, 2004

Impairment Losses of Property and Equipment

Mitsubishi Corporation has announced the following impairment losses on a non-consolidated basis, following a decision today by the Board of Directors to adopt the Accounting Standard for Impairment of property and equipment under Japan GAAPs effective from the fiscal year ended March 31, 2004, which is prior to the required adoption of this standard.

1. Assets Affected

Office buildings, commercial facilities and other assets owned at the Tennoz Seafort Square in Shinagawa ward, Tokyo.

2. Impairment Losses

Mitsubishi Corporation has recognized impairment losses on the above assets of approximately 7.5 billion yen on a non-consolidated basis, representing roughly 2.9 billion yen on land and about 4.6 billion yen on buildings and other assets.

3. Effect on U.S. GAAP-Based Consolidated Results

Mitsubishi Corporation has applied impairment accounting based on U.S. GAAPs in its consolidated financial statements. Consequently, because the company has already recognized impairment losses on the above assets in prior fiscal years on a consolidated basis under U.S. GAAP, the recognition of impairment losses on this occasion will have a negligible effect on consolidated results for the year ended March 31, 2004.

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Translation of report filed with the Tokyo Stock Exchange on May 11, 2004

Change in Unit Stock

Mitsubishi Corporation's Board of Directors today resolved to change the company's Unit Stock, the minimum number of shares constituting one trading unit, as detailed below.

1. Unit Stock and Reason for Change

Mitsubishi Corporation has decided to change the Unit Stock as an effective means of expanding its shareholder base and increasing the liquidity of its shares.

2. Details of the Change

The Unit Stock will be changed from 1,000 shares to 100 shares.

3. Date of Change (Wednesday, September 1, 2004)

(Reference) On September 1, 2004, Mitsubishi Corporation's trading unit will be changed from 1,000 shares to 100 shares on the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

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Translation of report filed with the Tokyo Stock Exchange on May 11, 2004

Stock Options (Stock Acquisition Rights)

TOKYO, May 11, 2004......Mitsubishi Corporation wishes to serve notice that the Board of Directors today passed a resolution to propose issuing acquisition rights to directors, executive officers and senior vice presidents (hereinafter "Eligible Persons") for the purpose of granting stock options at the ordinary General Meeting of Shareholders scheduled for June 24, 2004.

1. Purpose of Issuing Acquisition Rights on Advantageous Terms

To provide further incentive and motivation for improving the company's performance.

2. Matters Pertaining to the Issuance of Acquisition Rights

(1) Class and Number of Shares to Be Issued for the Purpose of Issuing Acquisition Rights

Up to 1,190,000 shares of Mitsubishi Corporation's common stock

(2) Total Number of Acquisition Rights to Be Issued

Up to 1,190.

The number of shares to be issued per acquisition right (hereinafter "Number of Shares Granted") shall be 1,000.

(3) Issue Price of Acquisition Rights

Issued in gratis.

(4) Total Payment Due Upon Exercise of Acquisition Rights

The total payment due upon exercising acquisition rights shall be determined by multiplying the price paid per share issued or transferred due to the exercise of acquisition rights (hereinafter "Exercise Price") by the Number of Shares Granted.

The Exercise Price shall be the average daily closing price, excluding non-trading days, of Mitsubishi Corporation's common stock ordinarily traded on the Tokyo Stock Exchange during the month prior to the issue date of the acquisition rights (hereinafter "Issue Date"). Any fraction shall be rounded up to the nearest yen. If the Exercise Price is below the closing price quoted on the Issue Date (or the closing price on the immediately preceding day where there is no trading on the Issue Date), the latter shall be deemed the Exercise Price.

(5) Exercise Period

From June 25, 2006 through June 24, 2014

(6) Other Conditions for Exercise of Acquisition Rights

Acquisition rights may not be partially exercised.

(7) Reasons and Conditions for Canceling Acquisition Rights

Mitsubishi Corporation shall, at any time, be permitted to acquire, without compensation, and cancel acquisition rights.

(8) Limitations on Transfer of Acquisition Rights

The approval of the Board of Directors is required to transfer acquisition rights.

(9) Adjustments to the Number of Shares Granted and Exercise Price

(1) In the event that Mitsubishi Corporation splits or consolidates its common stock, the Number of Shares Granted and the Exercise Price shall be adjusted proportionately based on the stock split or consolidation ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.

(2) When for unavoidable reasons it is necessary to adjust the Number of Shares Granted and the Exercise Price, such as in the event that Mitsubishi Corporation reduces its capital, merges or is split up, Mitsubishi Corporation reserves the right to adjust the Number of Shares Granted and Exercise Price within reasonable limits.

(3) In the event that Mitsubishi Corporation issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code and requests for the sale of fractional shares less than one Unit Stock), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise price} = \text{Pre-adjustment Exercise price} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{No. of shares already issued} + \text{No. of newly issued shares}}$$

Note: In the above formula, "No. of Shares Already Issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that Mitsubishi Corporation redeems, retires or disposes of its own shares, "No. of Newly Issued Shares" shall be read as "Treasury Stock Retired."

3. Acquisition Rights Agreement

The number of acquisition rights allotted to Eligible Persons, the Issue Date, conditions in the event that an Eligible Person loses his/her position or dies, and other conditions connected with the allotment of acquisition rights shall be stipulated in a acquisition rights agreement signed by Mitsubishi Corporation and Eligible Persons based on resolutions of the General Meeting of Shareholders and Board of Directors.

Note: Subject to approval at the fiscal 2004 (year ended March 2004) ordinary General Meeting of Shareholders scheduled for June 24, 2004, the specific details of the issue and allotment of acquisition rights shall be determined by a Board of Directors' meeting after the General Meeting of Shareholders.

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